Exhibit 99.44
Subject: Media advisory
THERATECHNOLOGIES HOLDS ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS
MONTREAL (Quebec), May 16, 2011—Theratechnologies Inc. (TSX:TH) (“Theratechnologies”) will hold its annual and special meeting of shareholders in Montreal this Wednesday, May 18, at 10 am.

Datebook
What:	Annual and special meeting of shareholders of Theratechnologies

When:	Wednesday, May 18, at 10 am

Where:	Sheraton Montreal, 1201 René-Lévesque West Blvd., Montréal

Who:	Mr. Paul Pommier, Chairman of the Board Mr. Luc Tanguay, Senior Executive Vice-President and Chief Financial Officer
Please note that Mr. John-Michel Huss will not be able to attend the annual and special meeting of shareholders. His absence is due to ophthalmic surgery that he will undergo to treat a retinal detachment in his right eye. His doctors expect a short recovery; however, the surgery cannot be delayed without causing additional risk to Mr. Huss.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical Corporation that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in

November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Corporation has signed distribution and licensing agreements with a subsidiary of Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Corporation’s website at www.theratech.com. Additional information about the Corporation is also available on SEDAR at www.sedar.com.
INFORMATION:
Roch Landriault
514-843-2345
rlandriault@national.ca